Filed by Motive Capital Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Motive Capital Corp

Commission File No. 001-39794

The following post was included in Motive Partners’ online newsletter:

Sep 19, 2021 Motive Insights: a $2.4 trillion private market investment

September 19 · Issue #272

The surging value of a generation of high growth private companies has sparked an incentive to create marketplaces to trade shares of these companies as well as provide companies and investors a range of information and services to help them unlock market value. Several companies are in the competition to build out technology that addresses the needs of private companies, employees and investors. This week, as we announce Motive Capital Corp, a special purpose acquisition company, will merge with Forge, we are diving deeper into the global private securities marketplace opportunity.

The need for employees and investors to sell their private shares has grown as companies have been electing to stay private longer. The median age of tech companies at IPO has tripled from four years in 1999 to 12 years in 2020 while their median valuation has grown nine times to $4.3 billion since 1999. This has coincided with heightened demand from both institutional and individual investors for stock in pre-IPO companies. Private venture-backed unicorn firms were worth more than $2.4 trillion in 2021. That dynamic has resulted in the rise of Forge and other players, which are bringing access, standardisation, and transparency through more information, data and liquidity — narrowing the traditional divisions between the public and private markets.

And while the numbers are growing rapidly, the space is still relatively nascent. There are presently close to 800 private unicorn companies, (defined as enterprise value exceeding $1 billion). In 2021 alone a new unicorn has been minted every business day. Over the last 9 months, the number of unicorns has increased from 487 to 827, an increase of 56%, more than double the 361 unicorns in 2019. However, the aggregate volume traded on marketplace platforms like Forge is less than one per cent of the total global cash equity turnover.

Despite the opportunity at hand, historically it has been difficult for shareholders and investors to trade their shares for several reasons. A lack of technology, volume and standardised processes led to an inefficient and illiquid market. Secondly, minimum investment amounts into private companies can be prohibitively high and access to private company shares is limited. Finally, a lack of transparency around transaction disclosures and pricing creates uncertainty and reduces confidence in the market. But by developing a technology that allows people to buy and sell private shares in today’s high growth companies, all stakeholders who participate, including the companies themselves, benefit. Access and liquidity benefit the company, their dedicated employees who own shares, and individual and institutional investors who want to access higher returns. In other words, the supply of, and demand for, shares from private company stakeholders is growing. The race to power an accessible, liquid and transparent private market infrastructure is on, and as competition for the best technology product sharpens, the private market is opening up.

For Important Information about the Proposed Transaction see bottom of email.

Quote of the Week

We are delighted to inform you that this week, Motive Capital Corp (“MOTV”) has entered into a definitive merger agreement with Forge - a leading global private securities marketplace. Led by Motive’s Industry Partner and CEO of MOTV, Blythe Masters, Motive Capital Corp identified Forge as a uniquely positioned asset in the high growth private markets space. Forge powers an accessible, liquid and transparent private equity marketplace, serving the increasingly complex needs of the private market ecosystem by forging new connections through technology, data and expertise. The business, now in its seventh year of operations, is backed by a number of top Silicon Valley investors and global institutions. Listen to the Motive Insights podcast for a deep dive interview with Kelly Rodriques, Chief Executive of Forge.

Kelly Rodriques, Chief Executive of Forge said:

“We firmly believe that everyone should be able to participate in the private markets, and we have strategically invested in the development of technology to operate what we believe to be an efficient and liquid market, connecting a large number of private companies, shareholders and investors. The confidence and commitment demonstrated by Motive Capital Corp, and other leading investors is a testament to our business model, the strength of our team and the huge market opportunity in front of us. With this transaction, we will be even better positioned to accelerate our mission and bring innovation to the private markets while delivering value to our shareholders.”

Blythe Masters, Chief Executive of Motive Capital Corp said:

“Forge lies at the confluence of several mega trends that are driving value in fintech: electronification and digitization of markets and services, the growth of tech-powered platform businesses, opening architectures in wealth management that are broadening access to new asset classes and rapid expansion of private capital. We found it hard not to love this story.”

About Motive Capital Corp

In these materials, references to “Motive Partners” generally refer to Motive Partners GP, LLC, collectively with its affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Motive Fund”). Motive Capital Corp is sponsored by Motive Capital Funds Sponsor, LLC (the “Sponsor”), which is an affiliate of Motive Partners. However, Motive Capital Corp is an independent publicly traded company, and not affiliated with Motive Partners. Motive Partners has not and is not providing investment advice to any person in connection with the matters contemplated herein, including Motive Capital Corp, the Sponsor or Forge.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Motive Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Motive Fund may only be made by such Motive Fund pursuant to the offering documents for such Motive Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Motive Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Motive Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to such offering documents. This material is intended only for persons resident in jurisdictions where the distribution or availability of this material would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Motive Fund will achieve results comparable to those presented herein, or that any Motive Fund will be able to implement its investment strategies or achieve its investment objectives. A Motive Fund’s investment and applicable investment restrictions may differ from those historically employed by Motive Partners, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed by Motive Partners has previously invested. The investments, transactions and operational activities of Motive Partners contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Motive Partners, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Important Information and Where to Find It

This material is being made in respect of the proposed business combination transaction involving Motive Capital and Forge (the “Merger”). This material may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Motive Capital’s stockholders for their consideration. In connection with the proposed Merger, Motive Capital intends to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus to be distributed to Motive Capital’s stockholders in connection with Motive Capital’s solicitation of proxies for the vote of its stockholders in connection with the proposed Merger and other matters as described in such proxy statement/prospectus. The proxy statement/prospectus will also serve as the prospectus relating to the offer of the securities to be issued to Forge’s stockholders in connection with the completion of the proposed Merger. Motive Capital also intends to file other relevant documents with the SEC regarding the proposed Merger. Before making any voting or investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety, when available, the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents will contain important information about Motive Capital, Forge and the proposed Merger. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Motive Capital as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp., 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov) or by directing a request to info@motivecapitalcorp.com. The information contained on, or that may be accessed through, the websites referenced in this material is not incorporated by reference into, and is not a part of, this material.

Participants in the Solicitation

Motive Capital and Forge, and certain of their respective directors and executive officers and other members of management and employees, may be deemed to be “participants” in the solicitation of proxies with respect to the potential transaction described in this material under the rules of the SEC. Information about the directors and executive officers of Motive Capital is set forth in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on June 2, 2021. To the extent that holdings Motive Capital’s securities have changed from the amounts reported in such Form 10-K/A, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the Form S-4, the proxy statement/ prospectus and other relevant materials relating to the proposed merger to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Stockholders and other investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Non-Solicitation

This material is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of Motive Capital or Forge, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This material includes, and oral statement made from time to time by representatives of Motive Capital and Forge may contain, statements that are not historical facts but are forward looking statements within the meaning of the “safe harbor “provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict, indicate or relate to future events or trends or Motive Capital’s or Forge’s future financial or operating performance, or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the ability to complete the business combination due to the failure to obtain approval from Motive’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Motive’s public shareholders, the estimated implied enterprise value of the Company, Forge’s ability to effectively compete in its industry, Forge’s ability to scale and grow its business, the cash position of the Company following closing, the timing of the closing of the business combination, the outcome of any legal proceedings that may be instituted against Motive Capital, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto, the ability to meet the NYSE’s listing standards following the consummation of the business combination, the risk that the business combination disrupts current plans and operations of Forge as a result of the announcement and consummation of the business combination, costs related to the business combination, changes in applicable laws or regulations, the possibility that Forge or the combined company may be adversely affected by other economic, business and/or competitive factors, and the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, while considered reasonable by Motive Capital, Forge and their respective management, as the case may be, are subject to risks and uncertainties that may cause actual results to differ materially from current expectations. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Motive Capital’s final prospectus filed on December 14, 2020, Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (as subsequently amended), in each case, under the heading “Risk Factors,” and other documents of Motive Capital filed, or to be filed, including the proxy statement/prospectus, with the SEC. There may be additional risks that Motive Capital and Forge presently do not know or that they currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Motive Capital’s and Forge’s expectations, plans or forecasts of future events and views as of the date of this material . Motive and Forge anticipate that subsequent events and developments will cause their assessments to change. However, while Motive Capital and Forge may elect to update these forward-looking statements at some point in the future, Motive Capital and Forge specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Motive Capital’s and Forge’s assessments as of any date subsequent to the date of this material. Accordingly, undue reliance should not be placed upon the forward-looking statements.